Exhibit 99.1

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Balance Sheets

(In thousands)

(Unaudited)

ASSETS	June 30, 2020	December 31, 2019
Real estate assets:
Land	$230,654	$229,423
Buildings and improvements	2,168,418	2,160,628
	2,399,072	2,390,051
Accumulated depreciation	(935,836)	(899,500)
	1,463,236	1,490,551
Developments in progress	11,620	14,503
Net investment in real estate assets	1,474,856	1,505,054
Cash and cash equivalents	3,525	6,456
Receivables:
Tenant	50,888	30,374
Other	2,133	1,496
Mortgage and other notes receivable	73,786	75,016
Intangible lease assets and other assets	37,023	38,717
	$1,642,211	$1,657,113

LIABILITIES AND OWNERS' EQUITY
Mortgage notes payable, net	$247,635	$249,879
Accounts payable and accrued liabilities	40,968	50,663
Total liabilities	288,603	300,542
Commitments and contingencies ( Note 6 and Note 10 )
Owners' equity	1,353,608	1,356,571
	$1,642,211	$1,657,113

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
REVENUES:
Rental revenues	$46,849	$67,316	$110,680	$138,588
Other	1,134	1,552	2,730	3,271
Total revenues	47,983	68,868	113,410	141,859

OPERATING EXPENSES:
Property operating	(7,033)	(10,342)	(17,806)	(21,550)
Depreciation and amortization	(21,437)	(22,717)	(43,301)	(46,818)
Real estate taxes	(6,379)	(5,994)	(12,981)	(12,795)
Maintenance and repairs	(2,345)	(4,085)	(6,966)	(8,841)
Loss on impairment	—	—	—	(22,770)
Other	—	(627)	—	(627)
Total operating expenses	(37,194)	(43,765)	(81,054)	(113,401)

OTHER INCOME (EXPENSES):
Interest and other income	952	1,084	1,992	2,027
Interest expense	(4,334)	(3,412)	(8,106)	(7,397)
Gain on extinguishment of debt	—	—	—	61,796
Gain on sales of real estate assets	650	—	650	—
Total other income (expenses)	(2,732)	(2,328)	(5,464)	56,426
Net income	$8,057	$22,775	$26,892	$84,884

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Statements of Owners' Equity

(In thousands)

(Unaudited)

Balance, January 1, 2019	$1,404,623
Net income	62,109
Contributions	17,363
Distributions	(41,658)
Noncash distributions	(8,835)
Balance, March 31, 2019	$1,433,602
Net income	22,775
Contributions	16,558
Distributions	(54,312)
Noncash distributions	(2,620)
Balance, June 30, 2019	$1,416,003

Balance, January 1, 2020	$1,356,571
Net income	18,835
Contributions	32,814
Distributions	(56,868)
Balance, March 31, 2020	$1,351,352
Net income	8,057
Contributions	18,100
Distributions	(23,901)
Balance, June 30, 2020	$1,353,608

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,892	$84,884
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,301	46,818
Net amortization of deferred financing costs, debt premiums and discounts	35	124
Net amortization of intangible lease assets and liabilities	(404)	(983)
Gain on sales of real estate assets	(650)	—
Gain on insurance proceeds	—	(9)
Write-off of development projects	132	—
Loss on impairment	—	22,770
Gain on extinguishment of debt	—	(61,796)
Change in estimate of uncollectable rental revenues	18,273	1,168
Changes in:
Tenant and other receivables	(39,424)	116
Other assets	(318)	(703)
Accounts payable and accrued liabilities	(8,167)	(8,423)
Net cash provided by operating activities	39,670	83,966

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate assets	(11,338)	(14,280)
Proceeds from sales of real estate assets	650	—
Proceeds from insurance	—	653
Payments received on mortgage and other notes receivable	—	177
Changes in other assets	(394)	(329)
Net cash used in investing activities	(11,082)	(13,779)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on mortgage notes payable	(2,279)	(8,916)
Distributions to owners	(80,769)	(95,970)
Contributions from owners	50,914	33,921
Net cash used in financing activities	(32,134)	(70,965)

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(3,546)	(778)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	10,590	13,020
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$7,044	$12,242

Reconciliation from condensed combined statements of cash flows to condensed combined balance sheets:
Cash and cash equivalents	$3,525	$8,808
Restricted cash (1):
Mortgage escrows	3,519	3,434
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$7,044	$12,242

SUPPLEMENTAL INFORMATION:
Cash paid for interest, net of amounts capitalized	$5,822	$6,751

(1)	Included in intangible lease assets and other assets in the condensed combined balance sheets.

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Notes to Unaudited Condensed Combined Financial Statements

(Dollars in thousands)

Note 1 – Organization

CBL & Associates Properties, Inc. (“CBL”), a Delaware corporation, is a self-managed, self-administered, fully-integrated real estate investment trust (“REIT”) that is engaged in the ownership, development, acquisition, leasing, management and operation of regional shopping malls, open-air and mixed-use centers, outlet centers, associated centers, community centers and office properties.  Its properties are located in 26 states, but are primarily in the southeastern and midwestern United States.

CBL conducts substantially all of its business through CBL & Associates Limited Partnership (the “Operating Partnership”), which is a variable interest entity ("VIE"). The Operating Partnership consolidates the financial statements of all entities in which it has a controlling financial interest or where it is the primary beneficiary of a VIE.

In January 2019, the Operating Partnership entered into a new $1,185,000 senior secured credit facility which replaced all of the Operating Partnership’s prior unsecured bank facilities. The secured credit facility is secured by 17 malls and 3 associated centers that are owned by 36 wholly owned subsidiaries of the Operating Partnership (collectively the “Combined Guarantor Subsidiaries”). The Combined Guarantor Subsidiaries own an additional four malls, two associated centers and four mortgage notes receivable that are not collateral for the secured credit facility. The properties that are collateral for the secured credit facility and the properties and mortgage notes receivable that are not collateral are collectively referred to as the “Guarantor Properties”. In addition to the secured credit facility, the Operating Partnership’s debt includes three separate series of senior unsecured notes (the “Notes”). Based on the terms of the Notes, to the extent that any subsidiary of the Operating Partnership executes and delivers a guarantee to another debt facility, the Operating Partnership shall also cause the subsidiary to guarantee the Operating Partnership’s obligations under the Notes on a senior basis. In January 2019, the Combined Guarantor Subsidiaries entered a guarantee agreement with the issuer of the Notes to satisfy the guaranty requirement. The guarantees related to the secured credit facility and the Notes expire upon maturity of the secured credit facility and repayment of the debt under the secured credit facility. The Combined Guarantor Subsidiaries maximum guarantee related to the secured credit facility is $1,185,000 as of June 30, 2020, and the maximum guarantee related to the Notes is $1,375,000 as of June 30, 2020.

The percentage of actual Guarantor Properties that are pledged as collateral on the secured credit facility in relation to the Combined Guarantor Subsidiaries is shown in the table below:

	As of June 30, 2020		For the three months ended June 30, 2020		For the six months ended June 30, 2020
	Assets	Liabilities	Revenue	Net income	Revenue	Net income
Guarantor Properties pledged as collateral on the secured credit facility	$1,314,801	$31,098	$37,955	$8,202	$89,173	$23,604
Combined Guarantor Subsidiaries	$1,642,211	$288,603	$47,983	$8,057	$113,410	$26,892

Guarantor Properties pledged as collateral on the secured credit facility as % of Combined Guarantor Subsidiaries	80.1%	10.8%	79.1%	101.8%	78.6%	87.8%

The Combined Guarantor Subsidiaries and Guarantor Properties consist of the following:

Combined Guarantor Subsidiaries	Guarantor Properties	Location
CW Joint Venture, LLC (1) Arbor Place Limited Partnership Multi-GP Holdings, LLC	Arbor Place (2) Greenbrier Mall (2) Park Plaza (2) Shoppes at St. Claire Square (2) St. Claire Square (2)	Douglasville, GA Chesapeake, VA Little Rock, AR Fairview Heights, IL Fairview Heights, IL
CBL/Westmoreland, L.P. CBL/Westmoreland I, LLC CBL/Westmoreland II, LLC CW Joint Venture, LLC Arbor Place Limited Partnership Multi-GP Holdings, LLC	Westmoreland Mall Westmoreland Crossing	Greensburg, PA Greensburg, PA
Cherryvale Mall, LLC	CherryVale Mall	Rockford, IL
Madison/East Towne, LLC Madison Joint Venture, LLC CBL/Madison I, LLC	East Towne Mall	Madison, WI
Frontier Mall Associates Limited Partnership Mortgage Holdings LLC (3)	Frontier Mall	Cheyenne, WY
JG Winston-Salem, LLC	Hanes Mall	Winston-Salem, NC
Imperial Valley Mall II, L.P. Imperial Valley Mall GP, LLC Imperial Valley Mall, L.P. CBL/Imperial Valley, GP, LLC	Imperial Valley Mall	El Centro, CA
Kirkwood Mall Acquisition LLC Kirkwood Mall Mezz LLC CBL/Kirkwood Mall, LLC	Kirkwood Mall	Bismarck, ND
Layton Hills Mall CMBS, LLC	Layton Hills Mall and Cinema Layton Hills Plaza Layton Hills Convenience Center	Layton, UT Layton, UT Layton, UT
Mall del Norte, LLC MDN/Laredo GP, LLC	Mall del Norte and Cinema	Laredo, TX
Mayfaire Town Center, LP Mayfaire GP, LLC	Mayfaire Town Center	Wilmington, NC
Mortgage Holdings, LLC (3)	Four mortgage notes receivable (2)	Chattanooga, TN
Hixson Mall, LLC	Northgate Mall	Chattanooga, TN
Pearland Town Center Limited Partnership Pearland Ground, LLC Pearland Town Center GP, LLC	Pearland Town Center - Retail Pearland Town Center - Office	Pearland, TX
POM-College Station, LLC Mortgage Holdings, LLC (3)	Post Oak Mall	College Station, TX
CBL RM-Waco, LLC CBL/Richland G.P., LLC	Richland Mall	Waco, TX
CBL SM - Brownsville, LLC CBL/Sunrise GP, LLC	Sunrise Mall	Brownsville, TX
Turtle Creek Limited Partnership Mortgage Holdings, LLC (3)	Turtle Creek Mall	Hattiesburg, MS
Madison/West Towne, LLC Madison Joint Venture, LLC CBL/Madison I, LLC	West Towne Mall	Madison, WI
Madison Joint Venture, LLC (4) CBL/Madison I, LLC	West Town Crossing (2)	Madison, WI

(1)	CW Joint Venture, LLC is a Guarantor Subsidiary because it is an entity in the ownership chain of Westmoreland Mall and Westmoreland Crossing.

(2)	Property/asset is not collateral on the secured credit facility.

(3)	Mortgage Holdings, LLC is a Guarantor Subsidiary because it is an entity in the ownership chains of Frontier Mall, Post Oak Mall and Turtle Creek Mall.

(4)	Madison Joint Venture, LLC is a Guarantor Subsidiary because it is an entity in the ownership chain of East Towne Mall and West Towne Mall.

Each of the Combined Guarantor Subsidiaries meet the criteria in Rule 3-10(f) of SEC Regulation S-X to provide condensed consolidating financial information as additional disclosure in the notes to the Operating Partnership’s condensed consolidated financial statements or within Management’s Discussion and Analysis which accompanies the condensed consolidated financial statements because each Combined Guarantor Subsidiary is 100% owned by the Operating Partnership, the guaranty issued by each Combined Guarantor Subsidiary is full and unconditional and the guaranty issued by each Combined Guarantor Subsidiary is joint and several. However, the Operating Partnership has elected to provide these condensed combined financial statements and accompanying notes for the Combined Guarantor Subsidiaries in lieu of including the condensed consolidating financial information in the notes to its condensed consolidated financial statements. These combined financial statements and notes are presented as an exhibit to the Operating Partnership's quarterly report on Form 10-Q for ease of reference.

COVID-19

The current novel coronavirus (“COVID-19”) pandemic has had, and likely will continue to have, repercussions across local, national and global economies and financial markets. COVID-19 has impacted all states where the Combined Guarantor Subsidiaries’ tenants operate their businesses or where their properties are located and measures taken to prevent or remediate COVID-19, including “shelter-in place” or “stay-at-home” orders or other quarantine mandates issued by local, state or federal authorities, have had an adverse effect on their business and the businesses of their tenants. The full extent of the adverse impact on, among other things, the Combined Guarantor Subsidiaries’ results of operations, liquidity (including their ability to access capital markets), the possibility of future impairments of long-lived assets, their compliance with debt covenants, their ability to renew and re-lease their leased space, the outlook for the retail environment, potential bankruptcies or other store closings and their ability to develop, acquire, dispose or lease properties for their portfolio, is unknown and will depend on future developments, which are highly uncertain and cannot be predicted. The Combined Guarantor Subsidiaries expect a material adverse impact on their revenues, results of operations, and cash flows for the year ended December 31, 2020. The situation is rapidly changing and additional impacts to the business may arise that the Combined Guarantor Subsidiaries are not aware of currently.

Liquidity and Going Concern Considerations

In accordance with the accounting guidance related to the presentation of financial statements, when preparing financial statements for each annual and interim reporting period, management evaluates whether there are conditions or events that, when considered in the aggregate, raise substantial doubt about the Combined Guarantor Subsidiaries’ ability to continue as a going concern within one year after the date that the financial statements are issued. In making its assessment, management considered the Combined Guarantor Subsidiaries’ current financial condition and liquidity sources, including current funds available, forecasted future cash flows and conditional and unconditional obligations due over the next twelve months.

As described above, the Operating Partnership’s senior secured credit facility and the Notes are secured by 17 malls and 3 associated centers that are owned by the Combined Guarantor Subsidiaries, which represent a substantial portion of the real estate assets owned by the Combined Guarantor Subsidiaries.

The Operating Partnership received notices of default and reservation of rights letters from the administrative agent under the secured credit facility asserting that certain defaults and events of default have occurred and continue to exist as of June 30, 2020 by reason of the Operating Partnership’s failure to comply with certain restrictive covenants, including the liquidity covenant, in the secured credit facility. As of the date of this report, the lenders under the secured credit facility have not accelerated the outstanding amount due and payable on the loans or commenced foreclosure proceedings, but they may seek to exercise one or more of these remedies in the future.

Management of CBL has engaged Weil, Gotshal & Manges LLP and Moelis & Company LLC (the “Advisors”) to assist CBL in exploring several alternatives to reduce overall leverage and interest expense and to extend the maturity of its debt including (i) the senior secured credit facility, which includes a revolving facility with a balance of $675,925 and term loan with a balance of $447,500 as of June 30, 2020, that matures in July 2023 and (ii) the Notes with balances of $450,000, $300,000, and $625,000, as of June 30, 2020, that mature in December 2023, October 2024 and December 2026, respectively, as well as the cumulative unpaid dividends on CBL’s preferred stock and the special common units of limited partnership interest in the Operating Partnership. The Advisors commenced discussions in May 2020 with advisors to certain holders of the Notes and the credit committee of the senior secured credit facility. Management may pursue a comprehensive capital structure solution that will address the Operating Partnership’s funded indebtedness and outstanding equity interests that may result in the reorganization of CBL and the Operating Partnership.

Given the impact of the COVID-19 pandemic on the retail and broader markets, the ongoing weakness of the credit markets, and the Operating Partnership’s default of certain restrictive covenants, CBL and the Operating Partnership believe that there is substantial doubt that they will each continue to operate as a going concern within one year after the date their condensed consolidated financial statements are issued. Since the Operating Partnership’s senior secured credit facility and the Notes are secured by 17 malls and 3 associated centers that are owned by the Combined Guarantor Subsidiaries, the Combined Guarantor Subsidiaries believe that there is substantial doubt that they will continue to operate as a going concern within one year after the date their condensed combined financial statements are issued. The accompanying condensed combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the condensed combined financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should the Combined Guarantor Subsidiaries be unable to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements represent the combined financial statements of the Combined Guarantor Subsidiaries on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions have been eliminated. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of the fiscal year.

Accounting Guidance Adopted

Description	Date Adopted & Application Method	Financial Statement Effect and Other Information
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	January 1, 2020 - Prospective

The guidance replaces the current incurred loss impairment model, which reflects credit events, with a current expected credit loss model, which recognizes an allowance for credit losses based on an entity's estimate of contractual cash flows not expected to be collected.

The Combined Guarantor Subsidiaries have determined that the guarantees, mortgage and other notes receivable and receivables within the scope of ASC 606 fall under the scope of this standard. The adoption of this guidance did not have a material impact on the Combined Guarantor Subsidiaries' combined financial statements or disclosures.

ASU 2018-13, Fair Value Measurement	January 1, 2020 - Prospective

The guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements.

The adoption of this guidance did not have a material impact on the Combined Guarantor Subsidiaries' combined financial statements or disclosures.

Lease Modification Q & A	April 1, 2020 - Prospective

In April 2020, the FASB issued a question-and-answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance related to lease concessions provided as a result of COVID-19. Under existing lease guidance, the Combined Guarantor Subsidiaries would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease

Modification Q&A clarifies that entities may elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Topic 842, Leases. Instead, an entity that elects not to evaluate whether a concession directly related to COVID-19 is a modification can then elect whether to apply the modification guidance (i.e. assume the relief was always contemplated by the contract or assume the relief was not contemplated by the contract). Both lessees and lessors may make this election.

The Combined Guarantor Subsidiaries have elected to apply the relief provided under the Lease Modification Q&A and have elected to avoid performing a lease by lease analysis for the lease concessions that were (1) granted as relief due to the COVID-19 pandemic and (2) result in the cash flows remaining substantially the same or less than the original contract. The Lease Modification Q&A had a material impact on the Combined Guarantor Subsidiaries' condensed combined financial statements as of and for the three and six months ended June 30, 2020. However, its future impact to the Combined Guarantors Subsidiaries is dependent upon the extent of lease concessions granted to tenants as a result of the COVID-19 pandemic in future periods and the elections made by the Combined Guarantor Subsidiaries at the time of entering such concessions.

The Lease Modification Q&A allows the Combined Guarantor Subsidiaries to determine accounting policy elections at a disaggregated level, and the elections should be applied consistently by either the type of concession, underlying asset class or on another reasonable basis. As a result, the Combined Guarantor Subsidiaries have made the following policy elections based on the type of concession agreed to with respective tenant.

Rent Deferrals

The Combined Guarantor Subsidiaries will account for rental deferrals using the receivables model as described within the Lease Modification Q&A. Under the receivables model, the Combined Guarantor Subsidiaries will continue to recognize lease revenue in a manner that is unchanged from the original lease agreement and continue to recognize lease receivables and rental revenue during the deferral period.

Rent Abatements

The Combined Guarantor Subsidiaries will account for rental abatements using the negative variable income model as described within the Lease Modification Q&A. Under the negative variable income model, the Combined Guarantor Subsidiaries will recognize negative variable rent for the current period reduction of rental revenue associated with any lease concessions we provide

At June 30, 2020, the Combined Guarantor Subsidiaries’ Receivables include $3,789 related to receivables that have been deferred and are to be repaid over periods generally starting in late 2020 and extending for some portion of 2021 months. The Combined Guarantor Subsidiaries granted abatements of $870 for the three and six months ended June 30, 2020. As of early August 2020, the Combined Guarantor Subsidiaries estimate that they will defer $6,100 of rents that were billed for April, May and June 2020 based on agreements that have been executed or are in active negotiation. The Combined Guarantor Subsidiaries continue to assess rent relief requests from tenants but are unable to predict the resolution or impact of these discussions.

Accounts Receivable

Receivables include amounts billed and currently due from tenants pursuant to lease agreements and receivables attributable to straight-line rents associated with those lease agreements. Individual leases where the collection of rents is in dispute are assessed for collectability based on management’s best estimate of collection considering the anticipated outcome of the dispute. Individual leases that are not in dispute are assessed for collectability and upon the determination that the collection of rents over the remaining lease term is not probable, accounts receivable are reduced as an adjustment to rental revenues. Revenue from leases where collection is deemed to be less than probable is recorded on a cash basis until collectability is determined to be probable. Further, management assesses whether operating lease receivables, at a portfolio level, are appropriately valued based upon an analysis of balances outstanding, historical collection levels and current economic trends. An allowance for the uncollectible portion of the portfolio is recorded as an adjustment to rental revenues.  Management’s estimate of the collectability of accounts receivable from tenants is based on the best information available to management at the time of evaluation.

The duration of the COVID-19 pandemic and our tenants’ ability to resume operations once governmental and legislative restrictions are lifted has caused uncertainty in our ongoing ability to collect rents when due. Considering the potential impact of these uncertainties, our collection assessment also took into consideration the type of retailer and current discussions with the tenants, as well as recent rent collection experience and tenant bankruptcies based on the best information available to management at the time of evaluation. For the three and six months ended June 30, 2020, we have recorded $15,808 and $17,637, respectively, associated with potentially uncollectible revenues, which includes $753 and $1,206, respectively, for straight-line rent receivables.

Carrying Value of Long-Lived Assets

The Combined Guarantor Subsidiaries evaluate their real estate assets for impairment indicators whenever events or changes in circumstances indicate that recoverability of their investment in the asset is not reasonably assured. Furthermore, this evaluation is conducted no less frequently than quarterly, irrespective of changes in circumstances. The prolonged outbreak of the COVID-19 pandemic has resulted in sustained closure of the Combined Guarantor Subsidiaries’ properties as well as the cessation of the operations of certain of their tenants, which will likely result in a reduction in the revenues and cash flows of their properties due to the adverse financial impacts on their tenants, as well as other sources of income generated by their properties. In addition to reduced revenues, the Combined Guarantor Subsidiaries ability to obtain sufficient financing for such properties may be impaired as well as their ability to lease or re-lease properties as a result of worsening market and economic conditions resulting from the COVID-19 pandemic.

As of June 30, 2020, the Combined Guarantor Subsidiaries’ evaluation of impairment considered their estimate of cash flow declines caused by the COVID-19 pandemic, but their other assumptions, including estimated hold period, were generally unchanged given the highly uncertain environment. The worsening of estimated future cash flows due to a change in the Combined Guarantor Subsidiaries’ plans, policies, or views of market and economic conditions as it relates to one or more of their properties adversely impacted by the COVID-19 pandemic could result in the recognition of substantial impairment charges imposed on their assets which could adversely impact their financial results. For the three and six months ended June 30, 2020, the Combined Guarantor Subsidiaries did not record impairment charges.

Note 3 – Revenues

Revenues

The following table presents the Combined Guarantor Subsidiaries' revenues disaggregated by revenue source:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Rental revenues (1)	$46,849	$67,316	$110,680	$138,588
Revenues from contracts with customers (ASC 606):
Operating expense reimbursements (2)	882	693	1,953	1,844
Marketing revenues (3)	196	549	586	986
	1,078	1,242	2,539	2,830

Other revenues	56	310	191	441
Total revenues (4)	$47,983	$68,868	$113,410	$141,859

(1)

Revenues from leases that commenced subsequent to December 31, 2018 are accounted for in accordance with ASC 842, Leases , whereas all leases existing prior to that date are accounted for in accordance with ASC 840.

(2)

Operating expense reimbursements solely relate to the Malls segment    for the three months ended June 30, 2020 and includes $688 in the Malls segment and $5 in the All Other segment for the three months ended June 30, 2019. Includes $1,928 in the Malls segment and $25 in the All Other segment for the six months ended June 30, 2020 and includes $1,839 in the Malls segment and $5 in the All Other segment for the six months ended June 30, 2019.

(3)	Marketing revenues solely relate to the Malls segment for all periods presented.
(4)	Sales taxes are excluded from revenues.

See Note 9 for information on the Combined Guarantor Subsidiaries' segments.

Revenue from Contracts with Customers

Expected credit losses

During the three and six months ended June 30, 2020, the Combined Guarantor Subsidiaries individually evaluated tenant receivables within the scope of ASC 606, of which a significant portion are short term. These receivables are assessed for collectability based on management’s best estimate of collection considering balances outstanding, historical collection levels and current economic trends. The Combined Guarantor Subsidiaries wrote off $530 and $636 that was deemed uncollectable related to this class of receivables for the three and six months ended June 30, 2020, respectively.

Outstanding Performance Obligations

The Combined Guarantor Subsidiaries have outstanding performance obligations related to certain noncancellable contracts with customers for which they will receive fixed operating expense reimbursements for providing certain maintenance and other services as described above. As of June 30, 2020, the Combined Guarantor Subsidiaries expect to recognize these amounts as revenue over the following periods:

Performance obligation	Less than 5 years	5-20 years	Over 20 years	Total
Fixed operating expense reimbursements	$12,839	$25,383	$33,641	$71,863

The Combined Guarantor Subsidiaries evaluate performance obligations each period and make adjustments to reflect any known additions or cancellations. Performance obligations related to variable consideration, which is based on sales, are constrained.

Note 4 – Leases

Lessor

The components of rental revenues are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Fixed lease payments	$37,096	$54,755	$91,751	$115,062
Variable lease payments	9,753	12,561	18,929	23,526
Total rental revenues	$46,849	$67,316	$110,680	$138,588

The undiscounted future fixed lease payments to be received under the Combined Guarantor Subsidiaries' operating leases as of June 30, 2020, are as follows:

Year Ending December 31,	Operating Leases
2020 (1)	$92,809
2021	171,662
2022	143,967
2023	121,591
2024	96,184
2025	71,132
Thereafter	158,064
Total undiscounted lease payments	$855,409
(1)	Reflects rental payments for the fiscal period July 1, 2020 to December 31, 2020.

Note 5 – Fair Value Measurements

The Combined Guarantor Subsidiaries have categorized financial assets and financial liabilities that are recorded at fair value into a hierarchy in accordance with ASC 820, Fair Value Measurements and Disclosure , ("ASC 820") based on whether the inputs to valuation techniques are observable or unobservable.  The fair value hierarchy contains three levels of inputs that may be used to measure fair value as follows:

Level 1 –	Inputs represent quoted prices in active markets for identical assets and liabilities as of the measurement date.
Level 2 –

Inputs, other than those included in Level 1, represent observable measurements for similar instruments in active markets, or identical or similar instruments in markets that are not active, and observable measurements or market data for instruments with substantially the full term of the asset or liability.

Level 3 –

Inputs represent unobservable measurements, supported by little, if any, market activity, and require considerable assumptions that are significant to the fair value of the asset or liability.  Market valuations must often be determined using discounted cash flow methodologies, pricing models or similar techniques based on the Combined Guarantor Subsidiaries' assumptions and best judgment.

The asset or liability's fair value within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Under ASC 820, fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability in an orderly transaction at the measurement date and under current market conditions. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs and consider assumptions such as inherent risk, transfer restrictions and risk of nonperformance.

Fair Value Measurements on a Recurring Basis

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short-term nature of these financial instruments.  Based on the interest rates for similar financial instruments, the carrying value of the note receivable is a reasonable estimate of fair value.  The estimated fair value of mortgage notes payable was $202,163 and $202,772 at June 30, 2020 and

December 31, 201 9 , respectively.  The fair value was calculated using Level 2 inputs by discounting future cash flows for mortgage notes payable using estimated market rates at which similar loans would be made currently.

Fair Value Measurements on a Nonrecurring Basis

The Combined Guarantor Subsidiaries measure the fair value of certain long-lived assets on a nonrecurring basis, through quarterly impairment testing or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Combined Guarantor Subsidiaries consider both quantitative and qualitative factors in their impairment analysis of long-lived assets. Significant quantitative factors include historical and forecasted information for each property such as net operating income ("NOI"), occupancy statistics and sales levels. Significant qualitative factors used include market conditions, age and condition of the property and tenant mix. Due to the significant unobservable estimates and assumptions used in the valuation of long-lived assets that experience impairment, the Combined Guarantor Subsidiaries classify such long-lived assets under Level 3 in the fair value hierarchy. Level 3 inputs primarily consist of sales and market data, independent valuations and discounted cash flow models.

Long-lived Assets Measured at Fair Value in 2019

The following table sets forth information regarding the Combined Guarantor Subsidiaries’ assets that were measured at fair value on a nonrecurring basis and related impairment charges for the six months ended June 30, 2019:
		Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss on Impairment
Long-lived assets	$56,300	$—	$—	$56,300	$22,770

During the six months ended June 30, 2019, the Combined Guarantor Subsidiaries recognized an impairment of real estate of $22,770 related to one mall.

Impairment Date	Property	Location	Segment Classification	Loss on Impairment	Fair Value
March	Greenbriar Mall (1)	Chesapeake, VA	Malls	$22,770	$56,300

(1)

In accordance with the Combined Guarantor Subsidiaries' quarterly impairment process, the Combined Guarantor Subsidiaries wrote down the book value of the mall to its estimated fair value of $56,300. The mall has experienced a decline in cash flows due to store closures and rent reductions. Additionally, one anchor was vacant as of the date of impairment. These factors resulted in a reduction of the expected hold period for this asset based on Management’s assessment that there was an increased likelihood that the loan secured by the mall may not be successfully restructured or refinanced. Management determined the fair value of Greenbrier Mall using a discounted cash flow methodology. The discounted cash flow used assumptions including a holding period of ten years, with a sale at the end of the holding period, a capitalization rate of 11.5% and a discount rate of 11.5%.

Note 6 – Mortgage Notes Payable, Net

Mortgage notes payable, net, consisted of the following:

	Interest Rate (1)	Maturity Date	June 30, 2020	December 31, 2019
Property
Greenbrier Mall (2)	5.41%	Dec-19	$64,501	$64,801
Park Plaza	5.28%	Apr-21	77,577	78,339
Arbor Place	5.10%	May-22	105,634	106,851
Total mortgage notes payable	5.23%		247,712	249,991
Unamortized deferred financing costs			(77)	(112)
Total mortgage notes payable, net			$247,635	$249,879

(1)	Weighted-average interest rate includes the effect of debt premiums and discounts, but excludes amortization of deferred financing costs.
(2)	The non-recourse loan is in default. The default interest rate is an additional 3.00% above the stated interest rate.

Scheduled Principal Payments

As of June 30, 2020, the scheduled principal amortization and balloon payments of the Combined Guarantor Subsidiaries' mortgage notes payable, excluding extensions available at the Combined Guarantor Subsidiaries' option, are as follows:

2020 (1)	$2,803
2021	78,637
2022	101,771
183,211
Unamortized deferred financing costs	(77)
Principal balance of loan with a maturity date prior to June 30, 2020 (2)	64,501
Total mortgage notes payable, net	$247,635

(1)	Reflects payments for the fiscal period July 1, 2020 through December 31, 2020.
(2)	Represents the aggregate principal balance as of June 30, 2020 of the non-recourse loan secured by Greenbrier Mall, which was in default. The loan matured in December 2019 .

The Combined Guarantor Subsidiaries' mortgage notes payable had a weighted-average maturity of 0.9 year as of June 30, 2020 and 1.4 years as of December 31, 2019.

Financial Covenants and Restrictions

Each of the mortgage notes payable are subject to certain financial covenants under the respective loan agreements. The applicable Guarantor Properties were in compliance with all financial covenants as of June 30, 2020, except as it relates to Park Plaza and Greenbrier Mall. Park Plaza has failed to meet the required minimum net operating income, as defined in the agreement, and as a result, the lender retains excess cash flow until such time the required minimum net operating income is met for two consecutive calendar quarters. Greenbrier Mall failed to retire its mortgage note payable at the scheduled maturity date and the lender has placed the loan in default.

Note 7 – Mortgage and Other Notes Receivable

Each of the mortgage notes receivable is collateralized by a first mortgage. Other note receivable includes an amount due from a government sponsored district for reimbursable costs pursuant to an agreement with the district. The Combined Guarantor Subsidiaries review the mortgage and other notes receivable to determine if the balances are realizable based on factors affecting the collectability of those balances. Factors may include credit quality, timeliness of required periodic payments, past due status and management discussion with obligors. Mortgage and other notes receivable consist of the following:

		As of June 30, 2020		As of December 31, 2019
	Maturity Date	Interest Rate	Balance	Interest Rate	Balance
Mortgages:
The Promenade (1)	Dec 2020	5.00%	$47,514	5.00%	$47,514
Hamilton Corner (1)	Aug 2020	5.67%	14,295	5.67%	14,295
The Terrace (1)	Dec 2020	7.25%	11,977	7.25%	11,977
			73,786		73,786

Other Note Receivable:
Community improvement district	Aug 2028		—	6.75%	1,230
			$73,786		$75,016

(1)

The mortgaged property is owned by an entity that is controlled by the Operating Partnership and included in the Operating Partnership's condensed consolidated financial statements. The mortgage note receivable is interest only.

Expected credit losses

The Combined Guarantor Subsidiaries applied the zero-loss expectation exception to their mortgage receivables because, even in the case of default by the borrower, a loss would not be expected based on the value of the property that serves as collateral for each mortgage. During the three and six months ended June 30, 2020, the Combined Guarantor Subsidiaries evaluated the current and potential future fair values of the properties secured as collateral against each mortgage receivable, as well as taking in account their historical loss experience with similar assets. Based on this information, the Combined Guarantor Subsidiaries did not record a credit loss for this class of receivables for the three and six months ended June 30, 2020.

During the six months ended June 30, 2020, the Combined Guarantor Subsidiaries assessed their other note receivable factoring in credit quality indicators such as collection experience and future expectations of performance to determine whether a credit loss should be recorded. Based on this information, the Combined Guarantor Subsidiaries wrote off the $1,230 n ote receivable ..

Note 8 – Related Party Transactions

The Combined Guarantor Subsidiaries are party to management agreements with CBL & Associates Management, Inc. (“CBL Management”), which is controlled by the Operating Partnership, to manage the Guarantor Properties. The agreements provide that the Guarantor Properties pay management fees equal to a percentage of gross revenues as defined by the respective management agreements. The management fee percentage ranges from 2.5% to 3.5% based on the agreements. Within property operating expenses, management fee expense was $606 and $1,522 for the three months ended June 30, 2020 and 2019, respectively, and $1,974 and $3,014 for the six months ended June 30, 2020 and 2019, respectively.

Amounts payable to CBL Management for management fees were $42 and $394 as of June 30, 2020 and December 31, 2019, respectively.

The Combined Guarantor Subsidiaries have mortgage notes receivable with entities under common control totaling $73,786 as of June 30, 2020 and December 31, 2019. See Note 7 for more information. Interest income earned under the notes receivable were $1,014 and $959 for the three months ended June 30, 2020 and 2019, respectively, and $2,027 and $1,919 for the six months ended June 30, 2020 and 2019, respectively.

At June 30, the Combined Guarantor Subsidiaries had a receivable of $1,264 from the Operating Partnership related to credits to current tenants that were taken during the three months ended June 30, 2020 in connection with the litigation matter discussed in more detail in Note 10- Contingencies ..

Note 9 – Segment Information

The Combined Guarantor Subsidiaries measure performance and allocate resources according to property type, which is determined based on certain criteria such as type of tenants, capital requirements, economic risks, leasing terms, and short and long-term returns on capital. Rental income and tenant reimbursements from tenant leases provide the majority of revenues from all segments.

Information on the Combined Guarantor Subsidiaries' segments is presented as follows:

Three Months Ended June 30, 2020	Malls	All Other (1)	Total
Revenues	$45,941	$2,042	$47,983
Property operating expenses (2)	(15,329)	(428)	(15,757)
Interest expense	(4,334)	—	(4,334)
Gain on sales of real estate assets	650	—	650
Segment profit	$26,928	$1,614	28,542
Depreciation and amortization expense			(21,437)
Interest and other income			952
Net income			$8,057
Capital expenditures (3)	$4,312	$34	$4,346

Three Months Ended June 30, 2019	Malls	All Other (1)	Total
Revenues	$66,403	$2,465	$68,868
Property operating expenses (2)	(19,840)	(581)	(20,421)
Interest expense	(3,412)	—	(3,412)
Other expense	(627)	—	(627)
Segment profit	$42,524	$1,884	44,408
Depreciation and amortization expense			(22,717)
Interest and other income			1,084
Net income			$22,775
Capital expenditures (3)	$15,911	$23	$15,934

Six Months Ended June 30, 2020	Malls	All Other (1)	Total
Revenues	$108,985	$4,425	$113,410
Property operating expenses (2)	(36,719)	(1,034)	(37,753)
Interest expense	(8,106)	—	(8,106)
Gain on sales of real estate assets	650	—	650
Segment profit	$64,810	$3,391	68,201
Depreciation and amortization expense			(43,301)
Interest and other income			1,992
Net income			$26,892
Capital expenditures (3)	$11,615	$659	$12,274

Six Months Ended June 30, 2019	Malls	All Other (1)	Total
Revenues	$136,803	$5,056	$141,859
Property operating expenses (2)	(42,009)	(1,177)	(43,186)
Interest expense	(7,397)	—	(7,397)
Other expense	(627)	—	(627)
Segment profit	$86,770	$3,879	90,649
Depreciation and amortization expense			(46,818)
Interest and other income			2,027
Gain on extinguishment of debt			61,796
Loss on impairment			(22,770)
Net income			$84,884
Capital expenditures (3)	$18,529	$23	$18,552

Total Assets	Malls	All Other (1)	Total
June 30, 2020	$1,505,640	$136,571	$1,642,211

December 31, 2019	$1,519,558	$137,555	$1,657,113

(1)	The All Other category includes associated centers and notes receivable.
(2)	Property operating expenses include property operating, real estate taxes and maintenance and repairs.
(3)	Amounts include acquisitions of real estate assets. Developments in progress are included in the All Other category.

Note 10 – Contingencies

Litigation

On March 20, 2019, the board of directors of CBL, the parent of the Operating Partnership, approved the structure of a settlement of a class action lawsuit filed on March 16, 2016 in the United States District Court for the Middle District of Florida (the “Court”) by Wave Lengths Hair Salons of Florida, Inc. d/b/a Salon Adrian. The CBL entities that were the defendants in the action (and which are responsible for payments under the settlement) are CBL & Associates Properties, Inc., CBL & Associates Limited Partnership, CBL & Associates Management, Inc. and JG Gulf Coast Town Center, LLC (collectively, the “CBL Defendant Entities”). In its action, plaintiff sought unspecified monetary damages as well as costs and attorneys’ fees, based on allegations that the CBL Defendant Entities overcharged tenants at bulk metered malls for electricity. Under the terms of the proposed settlement, the CBL Defendant Entities have denied all allegations of wrongdoing and have asserted that their actions have at all times been lawful and proper. No Combined Guarantor Subsidiary is a CBL Defendant Entity and no Combined Guarantor Subsidiary is responsible for payment of amounts under the above-referenced settlement. The Court granted final approval to the proposed settlement terms on August 22, 2019.

Class members include past and current tenants of certain Guarantor Properties (the “Guarantor Class Subsidiaries”) during the class period, which extended from January 1, 2011 through the date of the Court's preliminary approval of the settlement. Under the terms of the settlement, class members who are past tenants and made a claim pursuant to the Court's order will receive payment of their claims in cash. Class members who are current tenants will receive monthly credits against rents and future charges for a five-year period that will begin at the time set forth in the settlement agreement (the “credit period”). Any amounts under the settlement allocated to tenants with outstanding amounts payable to the Guarantor Class Subsidiaries, the CBL Defendant Entities or any other affiliate of those entities, including tenants which have declared bankruptcy or declare bankruptcy over the credit period, will first be deducted from the amounts owed to the Guarantor Class Subsidiaries, the CBL Defendant Entities, or any other affiliate of those entities. CBL Defendant Entities will be responsible for directly paying all cash payments that are made to past tenants who have made a claim. CBL Defendant Entities will be responsible for directly funding to the Guarantor Class Subsidiaries an amount equal to any credits that are due to and taken by current tenants of the Guarantor Class Subsidiaries during the credit period. CBL Defendant Entities have funded or will fund all amounts due to past and current tenants under the settlement such that the Guarantor Class Subsidiaries' cash flows and results of operations are not impacted by the settlement. At June 30, the Combined Guarantor Subsidiaries had a receivable of $1,264 from the Operating Partnership related to credits to current tenants that were taken during the three months ended June 30, 2020.

The Combined Guarantor Subsidiaries are currently involved in certain other litigation that arises in the ordinary course of business, most of which is expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. The Combined Guarantor Subsidiaries record a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Combined Guarantor Subsidiaries accrue the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Combined Guarantor Subsidiaries accrue the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Combined Guarantor Subsidiaries disclose the nature of the litigation and indicate that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Combined Guarantor Subsidiaries disclose the nature and estimate of the possible loss of the litigation. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of the Combined Guarantor Subsidiaries.

Environmental Contingencies

The Combined Guarantor Subsidiaries evaluate potential loss contingencies related to environmental matters using the same criteria described above related to litigation matters. Based on current information, an unfavorable outcome concerning such environmental matters, both individually and in the aggregate, is considered to be reasonably possible. However, the Combined Guarantor Subsidiaries believe the maximum potential exposure to loss would not be material to results of operations or financial condition.

The Combined Guarantor Subsidiaries have a master insurance policy that provides coverage through 2022 for certain environmental claims up to $10,000 per occurrence and up to $50,000 in the aggregate, subject to deductibles and certain exclusions. At certain locations, individual policies are in place.

Note 11 – Noncash Investing and Financing Activities

The Combined Guarantor Subsidiaries' noncash investing and financing activities were as follows:

	Six Months Ended June 30,
	2020	2019
Additions to real estate assets accrued but not yet paid	$7,460	$10,423
Distribution of properties to owners	—	11,455
Increase (decrease) in lease liabilities arising from right-of-use assets	(20)	489
Transfer of real estate assets in settlement of mortgage debt obligation:
Decrease in real estate assets	—	(60,058)
Decrease in mortgage and other indebtedness	—	115,271
Decrease in operating assets and liabilities	—	8,246
Decrease in intangible lease and other assets	—	(1,663)